Mail Stop 6010

January 9, 2007

Mr. Allan J. Korn
Chief Executive Officer
Sparta Surgical Corporation
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

> **RE: Sparta Surgical Corporation**
> **Forms 10-KSB for the fiscal years ended February 28, 2005**
> **and 2006**
> **Forms 10-QSB for the quarters ended May 31 and**
> **August 31, 2006**
> **File No. 1-11047**

Dear Mr. Korn:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are not in compliance with your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as you have not filed your Forms 10-QSB or Forms 10-KSB for the periods between February 28, 2002 and February 28, 2004.   If you believe you are in compliance with your reporting requirements, please provide us with the basis for your conclusion. Alternatively, if you are not in compliance with your reporting requirements, please tell us when you intend to file the delinquent reports.

Form 10-K for the fiscal year ended February 28, 2006

Financial Statements, page 11

Independent Auditors' Report, page 11

2. We note that your accountants are registered with the Public Company Accounting Oversight Board (United States) as "Marcia Fritz & Company, Certified Public Accountants". Please have your auditors revise their report to provide a signature that corresponds to their name as registered with the PCAOB.

Statements of Operations, page 13

3. We note from your disclosures on page 6, that your Chief Executive Officer is providing office space and other services at no charge. Please tell us and revise the footnote to clearly disclose the fair value of the contributed services and to disclose whether you have recorded these amounts in your financial statements. Further, please tell us how your accounting complies with SAB Topic 1B.

4. We note that you recognized a gain of $307,709 related to the expiration of the statute of limitations on your trade payables. Please tell us and revise the footnotes to the financial statements to more clearly describe this gain. Discuss why you believe it is appropriate to record these amounts in income, including your consideration of applicable escheat laws.

5. Please revise to only present the income (loss) per share data rounded to the nearest cent (i.e., two decimal points), so as not to imply a greater degree of precision than exists.

Statement of Cash Flows, page 15

6. Your statement of cash flows does not appear mathematically accurate and does not properly reconcile to amounts presented on the balance sheet. Please revise as appropriate.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 16

7. We see that you agreed to issue 92,538,046 shares of common stock as consideration to your lenders for entering into revolving credit agreement. We further note that you do not have enough authorized shares to satisfy this liability. Please tell us how you are accounting for this obligation, including your consideration of paragraph 19 of EITF 00-19.

8. Further to the above, it appears that the Revolving Credit Facility Agreement is a material contract that is required to be filed in accordance with Item 601 of Regulation S-B. Please amend the Form 10-KSB to file this and any related agreements as an Exhibit to the Form 10-KSB, or tell us why you do not believe it is required to be filed as an Exhibit.

Note 4 – Stockholders' Equity, page 20

9. We see that your Series A and Series AA are subject to cumulative dividends payable quarterly and semiannually, respectively. Please tell us how these dividends have been recorded in your financial statements.

From 10-KSB for the fiscal year ended February 28, 2006 and Forms 10-Q for the quarters ended May 31, 2006 and August 31, 2006

10. We note numerous deficiencies with your certifications filed as Exhibits 31, including:

- Paragraphs 3, 4 and 5 of the certifications filed as exhibits to your Form 10-KSB and your Form 10-QSB refer to the "registrant" rather than the "small business issuer";
- Paragraphs 2, 3 and 4 of the certifications filed as exhibits to your Form 10-KSB and your Form 10-QSB refer to "annual report" and "quarterly report" rather than "report";
- Paragraphs 4(b), 4(c) and 6 of your certifications filed as an exhibit to Form 10-KSB contain outdated language, and
- The certifications were not currently dated.

Please note the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Form 10-KSB as of February 28, 2006 and Forms 10-QSB as of May 31, and August 31 2006 that include the entire filings together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Form 10-KSB for the fiscal year ended February 28, 2005

11. We note the financial statements presented in this Form 10-KSB are the same as the financial statements presented in your Form 10-KSB for the fiscal year ended February 28, 2005. Please amend this filing to present the financial statements required by Item 310 of Regulation S-B as of and for the fiscal year ended February 28, 2005.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief